Mail Stop 6010


      July 5, 2005


Via U.S. Mail and Facsimile to (303) 678-9275

Lawrence D. Firestone
Chief Financial Officer
Applied Films Corporation
9586 I-25 Frontage Roads, Suite 200
Longmont, CO 80504


	Re:	Applied Films Corporation
		Form 10-K for the Fiscal Year Ended June 26, 2004
		Filed September 9, 2004
	Form 10-Q for the Fiscal Quarters Ended September 25, 2004, December 25, 2004 and March 26, 2005
      File No. 000-23103

Dear Mr. Firestone:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the Fiscal Year Ended June 26, 2004

Item 7: MD&A of Financial Condition and Results of Operations,
page
24

Overview, page 24

1. We noted your discussion relating to the acquisition of Helix Technology. Please tell us and revise future filings to include additional discussion of the following:
* Analysis of the significant assumptions utilized by management in the valuation.
* Discussion of expected impact of the acquisition on your revenues and expenses.

Year Ended June 28, 2003 Compared to Year Ended June 26, 2004,
page
25

2. We note that your discussion of the significant changes in net revenues and gross profit is limited and does not quantify the specific reasons for material changes in line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results.

Item 8: Financial Statements and Supplementary Data, page 36

Note 2: Significant Accounting Policies, page 42

Marketable Securities, page 43

3. We see that the company elected to reclassify all of its investments from trading to available-for-sale securities. We noted that paragraph 15 of SFAS 115 states, "given the nature of a trading security, transfers into or from the trading category should be rare." Please tell us what changes in facts and circumstances led to this reclassification and its business purpose. Demonstrate to us that this is a rare occurrence. We may have additional comments based on your response. In addition, MD&A in future filings should disclose more details of your business strategy for holding significant amounts of marketable securities.







Goodwill and Other Intangible Assets, page 44

4. Describe to us the nature of the $1 million intangible asset you recorded for customer lists as part of the acquisition of Helix Technology. Tell us how this was valued and why it meets the criteria under SFAS 141 as a separately identifiable intangible asset. Refer to EITF 02-17.

Note 5: Investment in Joint Venture, page 52

5. Please tell us how you considered FIN 46 in regards to your investment in the China Joint Venture.

Note 7: Income Taxes, page 56

6. We note your statement that "provision has not been made for additional foreign taxes on undistributed earnings of our foreign subsidiaries and the China JV where such earnings will continue to be reinvested." However, upon review of your Form 10-K/A filed May
24,
2005, it appears based on Note 9 of the China JV, that in each of the
past two years they have declared dividends of their undistributed earnings. Please tell us how you have considered paragraphs 7 to 14 of APB 23 where you have concluded that undistributed earnings will continue to be reinvested and have not recognized the deferred tax impact and how the recent dividends of the China JV has impacted that accounting.

Note 12: Helix Acquisition, page 60

7. In future filings, please provide supplemental pro forma
information for the acquisition of Helix as required by paragraphs
54
and 55 of SFAS 141, or tell us why you are not required to provide these disclosures.

8. We see the reference to the independent third party valuation on page 60. Please note the reference to third party experts is not required but if this is included the third party expert should be named and their consent included in any registration statements filed. Alternatively, this reference could be removed and disclosures provided of the assumptions and methodology used by management in the valuations.

Item 9A: Controls and Procedures, page 61

9. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as discussed below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

10. Please tell us and updated future filings to provide more details of the "significant deficiency" discussed on page 61 and how this impacted your internal controls and financial statements. In addition, provide details of your efforts to correct this deficiency.

Form 10-Q for the Fiscal Quarter Ended March 26, 2005

Consolidated Balance Sheets, page 2

11. The Division of Investment Management ("Division") has asked us to advise you as follows.

On the basis of information in your Form 10-Q for the fiscal quarter ended March 26, 2005, it appears that you may be an investment company as defined in Section 3(a)(1)(C) of the Investment Company Act of 1940 ("Investment Company Act"). Section 3(a)(1)(C) includes within the definition of "investment company" any issuer which:

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding
40
percentum of the value of such issuer`s total assets (exclusive of Government securities and cash items) on an unconsolidated basis....1

Based on our review of your financial statements, it appears that more than forty percent of your total assets (exclusive of government securities and cash items) may consist of "investment securities" as defined in Section 3(a)(2) of the Investment Company Act.2 Accordingly, please provide a written explanation as to your status under Section 3(a)(1)(C) of the Investment Company Act, together with such information as may be necessary to support your legal conclusions. Where appropriate, your response should present financial information with enough detail and specificity to enable the Division to make an informed evaluation of your legal arguments.

Among other things, your response should include an analysis of your total assets, on an unconsolidated basis, as of the end of its most recent fiscal quarter. Without intending to limit the scope of your analysis, we request that you specifically address the following issues:

* Whether, or to what extent, the assets described as "government bonds" are "government securities" within the meaning of Section
2(a)(16) of the Investment Company Act; and
* Whether your China joint venture is a "majority-owned subsidiary" within the meaning of Section 2(a)(24) of the Investment Company
Act.

In addition, you may also wish to consider and address whether you fit within any of the exemptive rules adopted by the Commission that deal with the status of certain issuers under Investment Company
Act.3

Item 2: MD&A of Financial Condition and Results of Operations,
page
17

12. We note that you define backlog as "unrecognized revenue on contracts in progress." Supplementally and in future filings please clarify this definition and indicate whether the amounts represent deferred or unearned revenue. If services have been performed related to these amounts clarify when revenue will be recognized. If services have not been performed revise to clearly indicate the nature of these amounts.








Item 4: Controls and Procedures, page 23

13. We note your disclosure that management has concluded that your disclosure controls and procedures are "reasonably effective". As noted previously, you should state definitively whether your controls are "effective" or "not effective". In this regard, please revise your future filings to eliminate the term "reasonably" as it is not defined under Rule 13a-15(e).

Form 8-K Dated April 21, 2005

14. We note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-
X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information. In addition, your discussion of non-GAAP results in the Form 8-K should provide more specific and detailed disclosures as required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June
13, 2003, including:
* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
* The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use each measure; and
* The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding these comments on the financial statements and related matters. Regarding
Comment 11, you may contact Ian McGrath, Staff Attorney with the Division of Investment Management, at (202) 551-6851. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,



								Brian Cascio
								Branch Chief

1 Section 3(a)(2) of the Investment Company Act defines "investment securities" to include "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections
3(c)(1) or 3(c)(7)]."
2 For the purposes of this analysis, we have treated as "investment securities" the following items from your March 26, 2005 balance sheet: 1) "marketable securities," less the amount of marketable securities classified as "government bonds" or "money market funds" in Note 2; and 2) "investment in joint venture." Also for the purposes of this analysis, we have excluded from your total assets the following items: 1) "cash and cash equivalents;" 2) "restricted cash;" and 3) the amount of "marketable securities" classified as "government bonds" or "money market funds" in Note 2. Please note that this analysis is based solely on the descriptions and values of these items provided in your balance sheet. We do not express any view as to whether these items are properly characterized as "investment securities," "government securities" or "cash items" for the purposes of the Investment Company Act, nor do we express any view as to whether the book values assigned to these items are the values required to be used for the purposes of the Investment Company
Act.
3 See, e.g., Rule 3a-1 under the Investment Company Act (certain prima facie investment companies); Rule 3a-2 under the Investment Company Act (certain transient investment companies).
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Lawrence D. Firestone
Applied Films Corporation
July 5, 2005
Page 2